

25002491   ;ION

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 _____ AND ENDING 12/31/24 _____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IDX Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

47 Great Jones Street, 2nd Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keigo Yamaguchi	(917) 819-0701	keigo.yamaguchi@idxmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North MurLen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Keigo Yamaguchi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IDX Markets, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Scott Caplan
Notary Public, State of New York
No. 02CA6407897
Qualified in Queens County
My Commission Expires July 20, 2028

Signature: _____

Title: President _____

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Index
December 31, 2024

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of IDX Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDX Markets, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of IDX Markets, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IDX Markets, LLC's management. Our responsibility is to express an opinion on IDX Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IDX Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as IDX Markets, LLC's auditor since 2024.

Olathe, Kansas
February 27, 2025

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	223,998
Prepaid expenses		20,230
Total Assets	$	244,228

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	11,500
Total Liabilities		11,500
Member's equity		232.728
Total liabilities and member's equity	$	244,228

The accompanying notes are an integral part of this financial statement

Notes to Financial Statements
December 31, 2024

1. **Nature of Operations**

   IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company was formed for the purpose of providing broker dealer services including making markets in over-the-counter corporate securities, selling corporate debt securities, research and operating an alternative trading system ("ATS") and commenced revenue producing activities in 2023.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Concentrations

   All of the Company's cash is on deposit with a single financial institution. The Company considers all short-term, highly liquid investments, and money market funds with an original maturity of three months or less, to be cash equivalents. At times the cash amount may be in excess of the FDIC insurance limit. As of December 31, 2024, the Company did not have any cash in excess of the insured FDIC limit.
   The Company's revenue concentration primarily consists of consulting income from a solitary customer.

   Income Taxes

   The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

   At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

   The Company's Federal and State Tax is at 21% and 8%, respectively, for the years December 31, 2024 and 2023.

Notes to Financial Statements
December 31, 2024

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Since the Company has cumulative Net Operating Losses of $726,093 there is no tax provision recorded in these financial statements. The Company has a deferred tax asset of $210,567 relating to federal, state and local net operating loss carryforwards. The valuation allowance decreased $17,417 for the year ended December 31, 2024 and increased $10,256 for the year ended 2023, respectively. The decrease in the valuation allowances for 2024 is a result of the net operating income incurred in 2024. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate. The Federal NOLs will begin to expire in 2034.

Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the Company will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Company recognizes revenue in accordance with ASC 606 at the point when the entire performance obligation stipulated in the contract(s) is fulfilled.

The Company started producing revenues in 2023 from Transaction fees and Consulting engagements. All revenues were billed and collected during the year and there was no accounts receivable, contract assets or contract liabilities as of January 1, 2024 or December 31, 2024.

Leases
In February 2016, FASB issued ASU 2016-02 (Topic 842) standards for the presentation of leases that requires both lessors and lessees to recognize operating and financing leases on the balance sheet. As a lessee, the Company considered the effects of this pronouncement on the financial statements for 2024 and determined there was no impact from the solitary lease (see Note 5) of its office premises.

3. Transactions with Related Parties
The Company had no related party activities in 2024.

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Notes to Financial Statements
December 31, 2024

4. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $212,498 which exceeded the required net capital by $207,498. The ratio of aggregate indebtedness to net capital, at December 31, 2024 was .0541:1. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act. The Company is designated to conduct activities under the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. IDX commenced revenue producing activities ,but does not handle cash or securities on behalf of customers.

5. **Commitments**

   The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification. The Company is currently under a short term lease (exempt in ASC 842).

   Rent expense for the year ended December 31, 2024 was $3,600.

6. **Segment Reporting**

   The Company is engaged in a single line of business as a securities broker-dealer, which comprises of Broker Dealer fees and consulting engagements. The Company has identified its President as the chief operating decision maker (CODM), who uses revenue and net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of the profit and loss , to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived almost 100% of its total revenues from consulting fees from a single external customer. The results reflected in the Statement of Operations for the year ended December 31, 2024, in its entirety reflects the revenue and related expenses pertinent to this single segment of operations in accordance with ASU 2023-07.

7. **Subsequent Events**

   The Company has evaluated subsequent events and transaction that have occurred subsequent to December 31, 2024 through February 27, 2025, which is the date the financial statements were available to be issued. There were no subsequent events.